NovaWest Resources Inc.

06018175

RECEIVED
2006 NOV -6 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

PROSPECTING RESULTS FROM "2 PC PROJECT", CHIBOUGAMAU

Vancouver, Tuesday October 10th 2006, 3:30 p.m. PST

In summer, 2006, two prospectors collected samples on Novawest Resources Inc's 2 PC Project, which is situated 7km southwest of Chibougamau. Five of nine grab samples collected from quartz-veined showings have returned elevated copper-gold-silver values. These results are not representative of any known mineralized zones, however, because of their magnitude they are considered noteworthy for reporting as initial prospecting results.

Sample	Description	Copper %	Gold ppm	Silver ppm
89466	quartz vein @ 120 az	3.21%	0.20	20
89467	quartz vein @ 120 az	7.64%	0.07	33
89468	quartz vein, andesite	2.88%	18.30	99
89472	smokey quartz, grey dike	0.05%	14.30	11
89473	smokey quartz vein	0.03%	6.00	3

SUPPL

At present, the 2 PC Project's veins sampled are considered consistent with Chibougamau-style mineralization related to 120 azimuth structures in the mainly granophyric upper layers of the Lac Dore Complex. The former Obalski Mine is 3km east of the HALFTIME PROJECT on another sub-parallel structure in the upper layers of the Lac Dore Complex.

Comparison of sample locations with the recent GSC-sponsored MEGATEM survey results shows an area of elevated conductivity is elongated along a 120 degree azimuth strike for 2.5 kilometres across the HALFTIME PROJECT. Additional prospecting and sampling along this conductivity feature is recommended in the next phase of investigation.

Further, it is noted that the 2 PC Project is located just 14km east of Cogitore's Scott Lake rhyolite-hosted massive sulfide drilling discovery and the Selco deposit.

Robert Stewart, (P. Geo.), is the Qualified Person pursuant to National Instrument 43-101 for this News Release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

dlw 11/7

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